

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Alex Xu
Chief Financial Officer
Qfin Holdings, Inc.
7/F Luijazui Finance Plaza, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

> **Re: Qfin Holdings, Inc.**
> **Form 20-F for the year ended December 31, 2024**
> **Response dated July 31, 2025**
> **File No. 001-38752**

Dear Alex Xu:

We have reviewed your July 31, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Form 20-F for the year ended December 31, 2024
Risk Factors
Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

1. We note your response to prior comment 1, including where you propose to disclose that "The regulatory environment in China is subject to change, and companies operating in China, including ours, may be affected by evolving government policies and regulations. As a result, investors of our Company may face uncertainties related to the regularly landscape and economic policies in China. The Chinese government also directs China's economic growth…" The proposed revisions do not fully restore your disclosure to the disclosure as contained in the Form 20-F filed April 27, 2023. As previously requested, please revise to instead disclose that the PRC government has significant authority to exert influence on the ability of a China-based company to

conduct its business, that investors face potential uncertainty from the PRC government, and that the Chinese government exercises significant control over the Chinese economy, as you previously disclosed in the Form 20-F filed April 27, 2023.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li